Exhibit 99.1

Trina Solar Enters into Definitive Agreement for Going Private Transaction

CHANGZHOU, China, August 1, 2016 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic modules, solutions, and services, today announced that it has entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Fortune Solar Holdings Limited (“Parent”) and Red Viburnum Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which the Company will be acquired by an investor consortium in an all-cash transaction implying an equity value of the Company of approximately $1.1 billion.

Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger (each a “Share”) will be cancelled and cease to exist in exchange for the right to receive $0.232 in cash without interest, and each American depositary share (each an “ADS”) of the Company, representing 50 Shares, will be cancelled in exchange for the right to receive $11.60 in cash without interest, except for (a) (i) Shares (including Shares represented by ADSs) owned by Mr. Jifan Gao, Chairman and Chief Executive Officer of the Company (“Mr. Gao”) and certain of his affiliates, who will be rolled over in the transaction, (ii) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub, the Company or any of their respective wholly-owned subsidiaries, and (iii) Shares (including Shares represented by ADSs) reserved but not yet allocated by the Company for settlement upon the exercise or vesting of any Company share awards, each of which will be cancelled and cease to exist without any conversion thereof or consideration paid therefor, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The merger consideration represents a premium of 21.5% to the closing price of the Company’s ADSs on December 11, 2015, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal, a premium of 20.2% to the average closing price of the Company’s ADSs during the 90 trading days prior to its receipt of a “going-private” proposal, and a premium of 40.6% to the closing price of the Company’s ADSs on Friday, July 29, 2016, the last trading day prior to the this announcement.

The investor consortium comprises, among others, Mr. Gao, Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Liuan Xinshi Asset Management Co., Ltd. and/or their respective affiliates.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger, which is currently expected to close during the the first quarter of 2017, is subject to customary closing conditions including the approval of the Merger Agreement by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the merger. Mr. Gao and his affiliates have agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 5.5% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-owned company and its ADSs will no longer be listed on the New York Stock Exchange.

Citigroup Global Markets Inc. is serving as financial advisor to the Special Committee, and Kirkland & Ellis is serving as U.S. legal counsel to the Special Committee.

Duff & Phelps, LLC is serving as financial advisor to the investor consortium, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the investor consortium.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with or furnished to the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC in connection with the merger.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic (“PV”) modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, which may include but are not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the SEC. Forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Trina Solar Limited	Christensen IR
Yvonne Young	Linda Bergkamp
Email: ir@trinasolar.com	Phone: +1 480 614 3014 (US)
Email: lbergkamp@ChristensenIR.com